HORIZON LINES, INC.

4064 Colony Road, Suite 200

Charlotte, NC 28211

September 19, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jennifer G. Williams

Re:	Horizon Lines, Inc.

Registration Statement on Form S-1

Filed March 2, 2005

File No. 333-123073

Dear Ms. Williams:

On behalf of Horizon Lines, Inc. (the “Registrant”), and in anticipation of requesting acceleration of the effective date of the Registration Statement on September 21, 2005, the Registrant acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, the Registrant does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 19, 2005

Please do not hesitate to contact the undersigned at (704) 973-7012 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ Robert S. Zuckerman

Robert S. Zuckerman

cc:	Johanna Vega Losert, Securities and Exchange Commission

M. Mark Urbania, Horizon Lines, Inc.

André Weiss, Schulte Roth & Zabel LLP